Consent of Expert Robert Berry

I consent to the use of conclusions contained in and derived from of my November 2021 potential resource reviews/reports prepared for Inland Operating Company (assigned to Inland Mid-Continent Corporation as used in the Form 1-A of Inland Mid-Continent Corporation.

s//: Robert O Berry

Robert O. Berry

GRB Resources, Inc.

Tulsa, Oklahoma

Date March 9, 2022